SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

BioAge Labs, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

09072Q106

(CUSIP Number)

Nathalie Auber

Sofinnova Investments, Inc.

3000 Sand Hill Road, Bldg 3, Suite 150

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Jonathan Goodwin, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street

Redwood City, CA 94063

(650) 321-2400

September 27, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09072Q106	13D	Page 2 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners XI, L.P. (“SVP XI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,227,124 shares, except that Sofinnova Management XI, L.P. (“SM XI LP”), the general partner of SVP XI may be deemed to have sole voting power, Sofinnova Management XI, L.L.C. (“SM XI LLC”), the general partner of SM XI LP, may be deemed to have sole voting power, and Dr. James I. Healy (“Healy”) and Dr. Maha Katabi (“Katabi”), the managing members of SM XI LLC, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
		2,227,124 shares, except that SM XI LP, the general partner of SVP XI, may be deemed to have sole dispositive power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole dispositive power and Healy and Katabi, the managing members of SM XI LLC, may be deemed to have shared dispositive power over these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,227,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	6.5%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 09072Q106	13D	Page 3 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management XI, L.P. (“SM XI LP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
2,227,124 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, may be deemed to have sole voting power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole voting power, and Healy and Katabi, the managing members of SM XI LLC, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
		2,227,124 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, may be deemed to have sole dispositive power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM XI LLC, may be deemed to have shared dispositive power over these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,227,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	6.5%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 09072Q106	13D	Page 4 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management XI, L.L.C. (“SM XI LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
2,227,124 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, may be deemed to have sole voting power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole voting power, and Healy and Katabi, the managing members of SM XI LLC, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
		2,227,124 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, may be deemed to have sole dispositive power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM XI LLC, may be deemed to have shared dispositive power over these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,227,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	6.5%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 09072Q106	13D	Page 5 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER
		2,304,901 shares, 2,227,124 of which are owned directly by SVP XI, 11,113 of which are owned directly by Sofinnova Synergy Master Fund LP (“Synergy Fund”), 18,353 of which are owned directly by Crestline Summit Master, SPC – Crestline Summit Apex SP (“Apex SP”), 21,814 of which are owned directly by Crestline Summit Master, SPC – PEAK SP (“Peak SP”) and 26,497 of which are owned directly by Crestline Summit Pinnacle Master, L.P. ( “Pinnacle LP”). SM XI LP, the general partner of SVP XI, and SM XI LLC, the general partner of SM XI LP, may be deemed to have sole voting power over the shares owned by SVP XI, and Healy, a managing member of SM XI LLC, and a director of the Issuer, may be deemed to have shared power to vote these shares. Sofinnova Synergy Fund GP, LLC (“Synergy GP”), the general partner of each of Synergy Fund, Apex SP, Peak SP and Pinnacle LP, may be deemed to have sole voting power over the shares owned by Synergy Fund, Apex SP, Peak SP and Pinnacle LP, and Healy, a managing member of Synergy GP, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER
		2,304,901 shares, 2,227,124 of which are owned directly by SVP XI, 11,113 of which are owned directly by Synergy Fund, 18,353 of which are owned directly by Apex SP, 21,814 of which are owned directly by Peak SP and 26,497 of which are owned directly Pinnacle LP. SM XI LP, the general partner of SVP XI, and SM XI LLC, the general partner of SM XI LP, may be deemed to have sole dispositive power over the shares owned by SVP XI, and Healy, a managing member of SM XI LLC, and a director of the Issuer, may be deemed to have shared dispositive power over these shares. Synergy GP, the general partner of each of Synergy Fund, Apex SP, Peak SP and Pinnacle LP, may be deemed to have sole dispositive power over the shares owned by Synergy Fund, Apex SP, Peak SP and Pinnacle LP, and Healy, a managing member of Synergy GP, may be deemed to have shared dispositive power over these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,304,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	6.7%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 09072Q106	13D	Page 6 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Maha Katabi (“Katabi”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER
		2,227,124 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, may be deemed to have sole voting power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole voting power, and Katabi, a managing member of SM XI LLC, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER
		2,227,124 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, may be deemed to have sole dispositive power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole dispositive power, and Katabi, a managing member of SM XI LLC, may be deemed to have shared dispositive power over these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,227,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	6.5%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 09072Q106	13D	Page 7 of 14

Statement on Schedule 13D

This Statement on Schedule 13D (“Schedule 13D”) relates to the beneficial ownership of Common Stock, $0.00001 par value per share (“Common Stock”) of BioAge Labs, Inc., a Delaware corporation (“Issuer”) and is being filed to reflect the acquisition of Common Stock by Sofinnova Venture Partners XI, L.P., a Delaware limited partnership (“SVP XI”), Sofinnova Management XI, L.P., a Delaware limited partnership (“SM XI LP”), Sofinnova Management XI, L.L.C., a Delaware limited liability company (“SM XI LLC”), Dr. James I. Healy (“Healy”), and Dr. Maha Katabi (“Katabi” and collectively with SVP XI, SM XI LP, SM XI LLC, and Healy, the “Reporting Persons”).

ITEM 1.	SECURITY AND ISSUER.

(a)	The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)	The Issuer’s principal executive offices are located at 1445A South 50th Street, Richmond, California 94804.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)           The persons and entities filing this Schedule 13D are SVP XI, SM XI LP, SM XI LLC, Healy, and Katabi. SM XI LP, the general partner of SVP XI, and SM XI LLC, the general partner of SM XI LP, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP XI.

(b)           The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Investments, Inc., 3000 Sand Hill Road, Bldg 3, Suite 150, Menlo Park, California 94025.

(c)           The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP XI is to make investments in private and public companies, the principal business of SM XI LP is to serve as the general partner of SVP XI, and the principal business of SM XI LLC is to serve as the general partner of SM XI LP. Healy and Katabi are the managing members of SM XI LLC. Healy is a member of the board of directors of the Issuer.

(d)           During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            SVP XI is a Delaware limited partnership. SM XI LP is a Delaware limited partnership. SM XI LLC is a Delaware limited liability company. Healy is a U.S. citizen. Katabi is a Canadian citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In February 2024, SVP XI purchased an aggregate 7,310,796 shares of Series D redeemable convertible preferred stock (the “Series D Shares”) from the Issuer at a purchase price of $3.4196 per share, or $24,999,998 in the aggregate. In connection with the closing of the Issuer’s initial public offering of Common Stock (the “Offering”) on September 27, 2024, the Issuer’s Series D Shares automatically converted into shares of Common Stock on a one-for-0.224084614 basis without payment or additional consideration.

On September 25, 2024, SVP XI entered into a share purchase agreement (the “Purchase Agreement”) with the Issuer, pursuant to which the Issuer agreed to issue and sell to SVP XI in a private placement (the “Private Placement”) $10,600,000 of the Common Stock contemporaneously with the Offering. Concurrent with the Offering, SVP XI acquired 588,888 shares of Common Stock from the Issuer at a purchase price of $18.00 per share, or $10,599,984 in the aggregate pursuant to the Purchase Agreement.

CUSIP NO. 09072Q106	13D	Page 8 of 14

In connection with the Offering, Sofinnova Synergy Master Fund LP (“Synergy Fund”) purchased 11,113 shares of Common Stock from the Issuer at a purchase price of $18.00 per share, or $200,034 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on September 26, 2024 with the Securities and Exchange Commission (the “Prospectus”). Sofinnova Synergy GP, LLC (“Synergy GP”) is the general partner of Synergy Fund, and Healy is a managing member of Synergy GP.

In connection with the Offering, Crestline Summit Master, SPC – Crestline Summit Apex SP (“Apex SP”) purchased 18,353 shares of Common Stock from the Issuer at a purchase price of $18.00 per share, or $330,354 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Prospectus. Synergy GP is the general partner of Apex SP, and Healy is a managing member of Synergy GP.

In connection with the Offering, Crestline Summit Master, SPC – Peak SP (“Peak SP”) purchased 21,814 shares of Common Stock from the Issuer at a purchase price of $18.00 per share, or $392,652 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Prospectus. Synergy GP is the general partner of Peak SP, and Healy is a managing member of Synergy GP.

In connection with the Offering, Crestline Summit Pinnacle Master, L.P. (“Pinnacle LP”) purchased 26,497 shares of Common Stock from the Issuer at a purchase price of $18.00 per share, or $476,946 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Prospectus. Synergy GP is the general partner of Pinnacle LP, and Healy is a managing member of Synergy GP.

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital. Certain purchases by SVP XI were made using its working capital funded partially through a line of credit with Silicon Valley Bank in the normal course of business and then paid down from the proceeds from investor capital calls.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)        Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 34,167,184 shares of Common Stock outstanding immediately after the Offering and Private Placement, as reported in the Prospectus.

CUSIP NO. 09072Q106	13D	Page 9 of 14

(c)           Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)           Under certain circumstances set forth in the limited partnership agreement of SVP XI, the general partner and limited partners of SVP XI may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

SVP XI and Healy have agreed that, without the prior written consent of Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Jefferies LLC, on behalf of the Issuer’s underwriters, they will not, subject to limited exceptions, during the period ending 180 days after the date set forth on the Prospectus offer, sell, contract to sell, pledge, grant any option to purchase, loan, hedge, make any short sale or otherwise transfer or dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether now owned or hereinafter acquired, owned directly (including holding as a custodian) or with respect to which they have beneficial ownership within the rules and regulations of the Securities and Exchange Commission. Such Lock-Up Agreement is more fully described in the Prospectus and was filed as Annex II to Exhibit 1.1 to the Issuer’s Amendment No. 1 to Form S-1 Registration Statement (File No. 333-281901), and such description is incorporated herein by reference.

SVP XI is a party to an Amended and Restated Investors’ Rights Agreement among the Issuer, SVP XI and other shareholders. Subject to the terms of such Investors’ Rights Agreement, SVP XI can demand that the Issuer file a registration statement or request that its Common Stock be covered by a registration statement that the Issuer is otherwise filing under certain specified circumstances. Such Investors’ Rights Agreement dated as of February 1, 2024 is more fully described in the Prospectus and was filed as Exhibit 4.4 to the Issuer’s Form S-1 Registration Statement (File No. 333-281901), and such description is incorporated herein by reference.

Healy, in his capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnity Agreement with the Issuer. Such Indemnity Agreement is more fully described in the Prospectus and the form of such Indemnity Agreement was filed as Exhibit 10.1 to the Issuer’s Amendment No. 1 to Form S-1 Registration Statement (File No. 333-281901), and such description is incorporated herein by reference.

SVP XI is a party to the Purchase Agreement and is entitled to certain registration rights. If, following the one year anniversary of the date of effectiveness of the Issuer’s Form S-1 Registration Statement, the shares issued to SVP XI in the Private Placement cannot be sold without restriction pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), then upon SVP XI’s request, received within 30 days of such anniversary, the Issuer has agreed to use commercially reasonable efforts to register such shares for resale on a registration statement on Form S-3 to be filed with the Securities and Exchange Commission. The Purchase Agreement was filed as Exhibit 10.1 to the Issuer’s Form 8-K filed on September 27, 2024 (File No. 001-42279) and is more fully described therein, and such description is incorporated herein by reference.

CUSIP NO. 09072Q106	13D	Page 10 of 14

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT B	Power of Attorney
EXHIBIT C	Form of Lock-Up Agreement described in Item 6, filed as Annex II to Exhibit 1.1 to the Issuer’s Amendment No. 1 to Form S-1 Registration Statement (File No. 333-281901) is incorporated herein by reference.
EXHIBIT D	Investors’ Rights Agreement described in Item 6, filed as Exhibit 4.4 to the Issuer’s Form S-1 Registration Statement (File No. 333-281901) is incorporated herein by reference.
EXHIBIT E	Form of Indemnity Agreement described in Item 6, filed as Exhibit 10.1 to the Issuer’s Amendment No. 1 to Form S-1 Registration Statement (File No. 333-281901) is incorporated herein by reference.
EXHIBIT F	Form of Purchase Agreement described in Item 6, filed as Exhibit 10.1 to the Issuer’s Form 8-K filed on September 27, 2024 (File No. 001-42279) is incorporated herein by reference.

CUSIP NO. 09072Q106	13D	Page 11 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2024

SOFINNOVA VENTURE PARTNERS XI, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT XI, L.P., a Delaware Limited Partnership
Its:	General Partner

By:	SOFINNOVA MANAGEMENT XI, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact

SOFINNOVA MANAGEMENT XI, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT XI, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT XI, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MAHA KATABI

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 09072Q106	13D	Page 12 of 14

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing
B	Power of Attorney
C	Form of Lock-Up Agreement described in Item 6, filed as Annex II to Exhibit 1.1 to the Issuer’s Amendment No. 1 to Form S-1 Registration Statement (File No. 333-281901) is incorporated herein by reference.
D	Investors’ Rights Agreement described in Item 6, filed as Exhibit 4.4 to the Issuer’s Form S-1 Registration Statement (File No. 333-281901) is incorporated herein by reference.
E	Form of Indemnity Agreement described in Item 6, filed as Exhibit 10.1 to the Issuer’s Amendment No. 1 to Form S-1 Registration Statement (File No. 333-281901) is incorporated herein by reference.
F	Form of Purchase Agreement described in Item 6, filed as Exhibit 10.1 to the Issuer’s Form 8-K filed on September 27, 2024 (File No. 001-42279) is incorporated herein by reference.

CUSIP NO. 09072Q106	13D	Page 13 of 14

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of BioAge Labs, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: September 30, 2024

SOFINNOVA VENTURE PARTNERS XI, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT XI, L.P., a Delaware Limited Partnership
Its:	General Partner

By:	SOFINNOVA MANAGEMENT XI, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber Attorney-in-Fact

SOFINNOVA MANAGEMENT XI, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT XI, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT XI, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MAHA KATABI

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 09072Q106	13D	Page 14 of 14

exhibit B

Power of Attorney

Nathalie Auber has signed this Schedule 13D as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.